Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Blink Charging Co. (f/k/a Car Charging Group, Inc.) on Form S-1 Amendment # 10 (File No: 333-214461), of our report dated April 14, 2017, except for Note 18, as to which the date is August 29, 2017, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Blink Charging Co. (f/k/a Car Charging Group, Inc.) and Subsidiaries as of December 31, 2016 and 2015 and for the years then ended, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

Marcum llp

New York, NY

February 6 , 2018